UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 December 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on
 Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc,
 and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:  'CRH Announces Board Member Retirement'

N      E      W      S                R      E      L      E      A      S      E

7th December 2011

CRH ANNOUNCES BOARD MEMBER RETIREMENT

CRH announces that Mr. Liam O'Mahony will retire from the Board with effect from 31st December 2011.  Liam O'Mahony joined CRH in 1971 and the Board in 1992.  He was Chief Executive from 2000 until 2008.  Following his retirement as an executive, he remained on the Board in a non-executive capacity.

Commenting on Mr. O'Mahony's retirement from the Board, Kieran McGowan, Chairman, said "Liam O'Mahony has made a significant contribution to the growth of the Group over 40 years in a number of senior roles as an executive and, in the last three years, as an effective non-executive Director.  We wish Liam well in the future."

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date   7 December, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director